Filed by Ariba, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: FreeMarkets, Inc.

Commission File No.: 333-112733

Scripts of call with analysts held on April 27 , 2004

FORWARD LOOKING STATEMENTS

The following includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets, including future financial and operating results, statements concerning Ariba’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are based on the current beliefs and expectations of Ariba’s and FreeMarkets’ management and are subject to various known and unknown risks and uncertainties. Ariba and FreeMarkets caution you that any forward-looking information provided by or on behalf of Ariba or FreeMarkets is not a guarantee of future performance.

Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, including the failure of Ariba and FreeMarkets stockholders to approve the merger; risks surrounding the integration of FreeMarkets’ business following the closing of the merger; the risk that any cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba’s and FreeMarkets’ Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Neither Ariba nor FreeMarkets undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

ARIBA

Q2 Fiscal 2004

EARNINGS CONFERENCE CALL

April 27, 2004

Introduction and Safe Harbor statement.

JIM:

Thanks John. Good afternoon and thank you for joining us today.

[Commentary]

In reviewing our operations for the March quarter, I was very pleased with the strategic initiatives that we accomplished.

1.	First – a couple of strategic acquisitions helped us to round out our services and product capabilities. More specifically, the acquisition of Alliente brings us new capabilities in the area of business process outsourcing for the procurement function, while the addition of Softface, which closed after the end of the quarter, brings us world-class technology in the area of data enrichment that will provide a perfect complement to our Ariba Analysis solution.
2.	Second – the investments we have made in our services business are starting to pay off, as that business continues to gain momentum and grow. I will provide more details in a few minutes, but revenues from this business were up 37% on a year-over-year basis.
3.	Third – we are making significant progress in terms of our integration planning with FreeMarkets, and we now believe the annual cost synergies from the merger may approach $35 M, as compared to our previous target of $25 M.

In addition to our strategic initiatives, I was also pleased that our financial results for the March quarter were largely in-line with our expectations. However, while services bookings continued to be strong, software bookings were not up to our expectations. We believe this was caused by a number of factors, including merger-related disruptions and volatility in our close rate due to a larger portion of new-name accounts in the pipeline.

[Financial Results]

With that, let me turn your attention to our results for the March quarter.

Total revenues were:

$56 M for the second quarter, down from $59 M last year, but right at the mid-point of our guidance of $53 – 58 M. Keep in mind that revenues for this quarter only include about $400,000 from Softbank, as compared to nearly $6 M in the second quarter of last year. Also, Alliente, an acquisition that we completed in January 2004, contributed approximately $2.5 M in revenue for the quarter. Adjusting for the effects of Softbank and Alliente, revenues for Q2 were essentially flat with the second quarter of last year.

License revenues were:

$16 M for the second quarter, down from $28 M last year, but within our guidance range of $15 – 19 M. The decline in revenue from Softbank and lower-than-expected software bookings were the primary drivers of the drop in license revenues.

Finally, Maintenance and Other Service revenues were:

$40 M for the second quarter, which was up 27% from $32 M last year. The investments we have made in our services business are starting to generate more meaningful revenue for us, and during the March quarter, non-maintenance service revenues were up 56% to $20 M versus $13 M last year. Excluding revenue from Alliente, non-maintenance service revenues were up 37% in the March quarter versus the prior year’s quarter.

Turning to the expenses:

Total Cost of Revenues was:

$16 M for the second quarter, yielding a Gross Margin of 71%.

Again, with a greater mix of revenue coming from services versus software licenses, we expect overall gross margins to be in the high-60s to low-70s range.

Sales and marketing expense was:

$25 M for the second quarter, which was up from $21 M last year. The increase was due primarily to the costs to litigate and settle a commercial dispute relating to an alliance partnership agreement that was signed over four years ago.

Research and development expense was:

$13 M for the second quarter, which was down slightly from $14 M last year, but in-line with recent quarters.

General and administrative expense was:

$5 M for the second quarter, which was down from $14 M last year, but the year-ago quarter included about $7 M of expenses related to our accounting review.

In sum, these operating expenses, combined with our cost of revenue totaled $60 M, as compared to $61 M in Q2 last year. Adjusting for the aforementioned litigation and settlement expenses this quarter, our expenses would have been in-line with our guidance of $56 – 57 M.

In addition, during the second quarter we recorded:

•	$838,000 in stock-based compensation expense
•	$76,000 of amortization expense for other intangible assets
•	A restructuring benefit of $2.4 M, as we were able to sub-lease some office space that had been vacant and previously charged as a restructuring expense.
•	Other Income net of expenses, and including minority interests was a benefit of $1.2 M.
•	And the provision for Income Taxes was a benefit of $255,000.

On a GAAP basis, our net loss for the second quarter was $831,000, or $0.00 per share, and was in-line with our guidance of break-even, plus or minus a penny. For the year-ago quarter, we posted a net loss of $52 M or $0.19 per share. The year-over-year improvement in GAAP results primarily reflects the elimination of expenses related to the amortization of intangible assets.

In terms of headcount, we ended the second quarter with 975 employees, which was up from 875 last year and 848 at the end of Q1. The increase was primarily due to the acquisition of Alliente.

[Balance Sheet]

Turning to the balance sheet:

Cash, cash equivalents and investments at the end of Q2 were:

$245 M, which was down approximately $10 M from the end of the first quarter, but in-line with our guidance of down $5 – 10 M. During the quarter, we collected another interim payment of $7 M from Softbank, which was offset by the acquisition of Alliente, which cost us about $7 M in net cash. In addition, we had about $3 M of merger related costs and about $3 M in lease-loss payments, with the remaining cash decline of $3 M due to operations.

Looking ahead, there will be several one-time or seasonal items that we expect will cause cash to decline by $20 – 30 M in the June quarter. Included in this estimate is about $8 M for M&A activity, related to Alliente, Softface and FreeMarkets, about $9 M for the legal settlement, and about $4 M for insurance premiums and marketing programs. This estimate for cash does not include cash expected to be paid to FreeMarkets’ stockholders as part of the pending merger, nor any restructuring, severance costs, or contingent bankers’ fees related to the FreeMarkets merger.

Deferred revenues at the end of Q2 were:

$82 M, which was down $9 M from last quarter and a bigger decrease than our expectation of down $5 M. The change in deferred revenue was partially due to the legal settlement, which accounted for approximately $2 M of the decline, with other deferred license revenue down about $5 M and deferred services revenue down about $2 M.

Looking ahead, we are getting to the point where the remaining license revenue in our deferred revenue balance is relatively small, and will be recognized as revenue over a longer time frame. Therefore, changes in deferred revenue should flatten out over the next few quarters. For the June quarter, we expect deferred revenue to be down by $5 M or less.

[Guidance]

Finally, let me provide you with a few additional operating metrics before we talk about the outlook for June. As I mentioned at the beginning of the call, this was a weaker quarter in terms of new software bookings, and one of the reasons was a drop off in the number of large deals. During the March quarter, we only had 2 deals greater than $1 M, as compared to 5 to 7 deals in recent quarters. However, I’m encouraged by the fact that we have continued to add important new customers each and every quarter, and March was no exception with the addition of 5 new-name accounts.

In terms of the June quarter, I think it is important to give some perspective. Ariba’s revenues were running in the mid-$50 million range, and with a cost structure also in the mid-50s, the company was operating a break-even P&L. Our Q2 results were an example of this model. However, with the acquisitions of Alliente and Softface, and the expenses related to the pending FreeMarkets merger, our cost structure has at least temporarily increased to approximately $60 M per quarter. Given our expectation that the uncertainties from the FreeMarkets merger will continue over the near term and may continue to disrupt large deal flow, we have factored that into our guidance going forward.

As a result, for the June quarter:

•	We expect total revenue in the $50 – 55 M range, with software license revenue contributing $10 – 14 M;
•	We expect operating expenses to be about $60 M, including cost of revenue, higher marketing expenses associated with the launch of our next product release, and some M&A integration costs. In addition, we will have $1 – 2 M of stock-based compensation and amortization expenses.
•	As a result, we expect to generate a GAAP net loss per share of $0.02 to $0.04.

This guidance represents our expectations for Ariba on a standalone basis. If the merger with FreeMarkets closes during the June quarter, we will provide updated guidance at that point for the combined entity.

[FreeMarkets Integration]

Finally, before I hand the call over to Bob, I’d like to update you on some of the anticipated financial synergies of our proposed merger with FreeMarkets.

1.	The integration planning process is proceeding well. Ariba and FreeMarkets have dedicated teams and are working with a consulting firm to ensure that we optimize on both the revenue and cost synergies.
2.	As we highlighted after the December quarter, the revenue run-rate for the combined company was approximately $360 M on an annualized basis, which we continue to see as a good planning baseline. In fact, as our outside consultants have analyzed the data, we have found an overlap of less than 10% in our existing accounts and greater than 50% on prospective accounts. We believe this validates our business model assumption and encourages us that the cross-sell opportunities may be even higher than anticipated.
3.	On the cost side, in January, we identified approximately $25 M in annual cost synergies. After several months of analyzing our two cost structures and the needs of the combined company going forward, we now believe the cost synergies could approach $35 M on an annualized basis. To be more precise, we anticipate our combined annualized operating cost structure, excluding restructuring and non-cash charges, to be down to approximately $330 M by the March 2005 quarter and $325 M by the June 2005 quarter.
4.	Using our baseline annualized revenue run-rate of $360 M, these cost structure targets would yield operating margins in the 8-10% range.

5.	The combined company will be well capitalized, with estimated cash of more than $220 M at deal closure, before any restructuring and severance related payments.
6.	Finally, in terms of timing, we are still targeting the deal to close by the end of June.

In short, we remain highly confident that the FreeMarkets deal makes sense on just the cost-synergies alone, which we believe leaves us with revenue cross-selling opportunities as upside to our plan.

[Conclusion]

So to summarize where we are today:

1.	We have made many positive investments in the business over the last few months, and we expect the pending merger with FreeMarkets to further strengthen our solution offering for our customers.
2.	The integration planning with FreeMarkets has progressed quite well, and we are now even more comfortable with the strategic benefits and financial synergies of the merger.
3.	The next few quarters will require some additional heavy lifting, as we complete the integration process and restructure the two companies, but
4.	We are very excited about the long-term prospects for the combined company and the continued opportunity to be a leader in the spend management market.

With that, I’ll turn it over to Bob to comment further on the overall business and to highlight some of our strategies for future growth.

Bob –

ARIBA

Q2 Fiscal 2004

EARNINGS CONFERENCE CALL

April 27, 2004

Introduction and Safe Harbor statement.

Jim’s remarks.

BOB:

Thanks Jim.

Good afternoon and thanks for joining us today.

[Commentary]

As I look back on this past quarter I see three top level themes, On the positive side there is continued strength in our services business coupled with the fact we made significant strategic advancements. Offsetting this to some degree was the softness in our software business as Jim commented on earlier.

Let me first add a little color to the quarter and then spend the rest of the time talking about the significant progress we made on a strategic basis.

We have made continued progress over the past year and a half building our solutions capability and the outstanding performance this quarter of our services organization clearly validates the strategy and our progress. To me this is a very important sign for the future because our ESM vision is all about solving our customer’s problems, This means we must deliver more than just technology, and we must be positioned to meet all of the customers needs whether they are technology needs, process needs or commodity expertise.

The best news this past quarter is of course on the strategic front. I am convinced Procurement is that next frontier for savings for global 2000 companies and ESM is going to continue to develop into a significant market. The savings our customers have achieved is proof of what’s possible when you build a strategic platform and process to manage your spend. What is also very clear to me and to the many customers I talk to is that the solution to the problem is going to take more than just pure technology. The solution to this business problem does require a broad technology platform but one that is coupled with services expertise and deep commodity knowledge. This quarter was all about building upon the many assets we have assembled over the past two years and we did that both organically and through acquisitions. On the organic side we introduced three new products including Ariba Category Procurement which now enables customers to address nearly all categories of spend. On the acquisition side, we have the two acquisitions of alliente and softface and the pending merger with Freemarkets.

We have a set of capabilities today which positions us as the clear leader in meeting customers Spend Management needs. From a technology perspective, we believe we have the broadest procurement technology platform, broader than any software company big or small, and from a services capability, we believe we have process expertise and deep commodity knowledge, deeper than any services company big or small and when you put the two together we are the only company that can combine both, This broad and deep set of capabilities allows us to offer solutions in a variety of ways, for the advanced procurement org that is looking for self service we have the technology assets, for the organization that wants to be self sufficient but does not yet have the internal capability, we can augment that technology with process knowledge and commodity knowledge and help them build a core competency, and for those that believe some of their procurement can be better managed via outsourcing we can offer Ariba Managed Services.

The only question to me is when does this market develop and not if. Today the market is somewhat tactical; most customers agree with the Spend Management vision but are at various stages of readiness to adopt or implement. Clearly there are leaders today who are adopting a broad strategic approach to spend management and those customers are achieving substantial savings. However, many companies, while they may share the vision for spend management, are still opting to start in a tactical way addressing standalone projects such as procurement, sourcing or spend analysis to name a few

The good news is the success companies experience from these tactical projects paves the way for bigger more strategic initiatives, and that’s good for us because this is where we are at our best as the only company providing a clear path forward with a single closed loop spend management platform. We have a number of customers who made this strategic transformation and every customer I talk to wants to get to the same place eventually. I believe this market is developing a lot like other big markets formed including CRM and ERP, leading companies or early adopters led the way in those markets and we see the same happening for spend management.

In addition to the M&A activity we had some significant product announcements, we announced three new products this quarter that transform and expand each step of the Spend Management process:

-	Ariba Category Procurement
-	Ariba® Contract Workbench
-	Ariba® Settlement

Individually these solutions—and I call them that because they include both software and services—help our customers accomplish some pretty amazing things. Contract Workbench, for example, links all the people in a company that have a stake in a contract with a supplier. This enables better contracts, which can be created and approved much faster than before. And Category Procurement helps our customers manage category-specific spending at the frontlines of the business—in the departments and in specialized areas—where the procurement department might not have traditionally been as involved. With these products we have now offered nine new products over the past two years all focused on enabling our customers to build upon a vision of total spend capture and management of spend across the entire enterprise and across ALL categories of spend.

Let me bring this back to the march quarter for just a few comments and then I will wrap up with an update on our pending merger with Freemarkets.

I’m pleased that we were once again able to sign several new customers, and I’m equally pleased that so many of our existing customers are expanding their spend management initiatives. This is an important part of developing this market. During the quarter, we signed new deals with:

•	eBay
•	Somerfield Stores in the UK
•	Genzyme, a major biotechnology company that will be using our procurement and sourcing solutions; and
•	BNP Paribas,

All of these companies are new name customers and important in building our installed base.

I’m also pleased to report that we continue to see existing customers increase their investment in Ariba, rounding out their Enterprise Spend Management platforms and proof that many customers are converting some tactical projects into more strategic initiatives. These customers include

•	PNC Bank,.
•	Goodyear Tire & Rubber,.
•	Key Bank,
•	ING Americas.
•	And this quarter we had a very significant add on sale with a large chemical company, which not only expanded to the entire ESM suite of products but also entered into a very strategic services engagement to help them build a closed loop process that covers the entire procurement process. These are the types of deals today which we expect to see many more of when the market matures.

[FreeMarkets Update]

Before I conclude, I’d like to reiterate just a couple of points about the pending merger with FreeMarkets. First and foremost, we remain very excited about the strategic benefits of joining forces with FreeMarkets. As you’ve heard us say a number of times, the highly complementary nature of the two companies is what really drove this merger. By bringing together the leading provider of spend management technology with the leading provider of strategic sourcing services, we believe we are creating a new and differentiated solution for our customers.

As Jim mentioned earlier we are still targeting to close the deal later this quarter. At this point I can say we are far down the road in our integration planning and our early assumptions on cost synergies and cross sell opportunities are looking good.

As Jim mentioned we expect the combined company to be able to achieve operating margins approaching ten percent on cost synergies alone and we see possible upsides as we grow revenue from cross sell opportunities. From a cross sell perspective, The initial reaction to the merger from customers on both sides has been extremely positive. In the past, some of our customers were forced to decide between software provided by Ariba and the strategic services provided by FreeMarkets—now, they will be able to enjoy the benefits of both in a complete solution offering.

Over the short term, we fully expect the combination will provide us with some exciting cross-selling opportunities, as we bring Ariba technology to existing FreeMarkets customers, and provide FreeMarkets strategic sourcing services to Ariba customers. The overlap of existing customers is less than 10% so we believe the opportunity to cross sell is significant.

But what I think is even more exciting are the long term prospects for this deal. What we are really trying to do here is to become the recognized experts in spend management, and to deliver the expertise to our customers in whichever format they prefer. Whether it’s through traditional software licenses, a hosted software model, strategic sourcing services, an outsourced solution, or all of the above—, no matter how the problem is solved it still requires the same three core assets, technology, process knowledge and commodity expertise. The combined company is better positioned than any other to deliver these capabilities.

[Conclusion]

To sum it up, our moves both internal and external are all about building the assets to be the undisputed leader in what we believe will be a large and growing market; I am pleased with the progress we are making and with our relative position in the market.

One final point, next week we are hosting more than one thousand attendees at our annual AribaLive event which this year will be in Phoenix. Attendance is tracking well ahead of last year which signals to me growing interest in spend management. I hope you get a chance to join us as we have key note speeches from three of our best customers, AmericanExpress, ExxonMobil and British Airways and we have over fifty breakout sessions which are hosted by our customers.

With that said, let me open the call to your questions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba’s and FreeMarkets’ filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba’s directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets’ directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov.